YayYo, Inc.

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

January 18, 2017

Ms. Jan Woo, Legal Branch Chief,

Office of Information Technologies & Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Woo:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated January 11, 2017 (the “Comment Letter”), to Anthony Davis, Chief Executive Officer of YayYo, Inc. (the “Company”) regarding Amendment Number 1 to the Registration Statement on Form 1-A, filed by the Company on December 23, 2016 (File No. 024-10654).

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter).

Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Amendment No. 2 to the Registration Statement on Form 1-A.

Amendment No. 1 to Offering Statement on Form 1-A

General

1.	Please include an exhibit index and file all required exhibits prior to requesting qualification, including a currently dated consent of your independent auditor, a legality opinion, and a form of subscription agreement. Refer to Items 16 and 17 of Form 1-A.

Response:	Please be advised our Offering Statement on Form 1-A has been amended and revised (Amendment No. 2) to include a complete exhibit list with all required exhibits filed concurrently, including without limitation, a currently dated consent of our independent auditor, a legal opinion and a form of subscription agreement.

Risk Factors

Emerging Growth Company Status, page 14

2.	Please clarify your disclosure to describe when the reduced disclosure obligations and delayed compliance with new or revised accounting standards would apply to you. Similarly revise the fourth risk factor on page 33 and the last risk factor on page 39 to clarify the applicability of the disclosure to issuers under Regulation A.

Response:	Please be advised our Offering Statement on Form 1-A has been amended and revised (Amendment No. 2) to clarify the applicability and timing of the reduced disclosure obligations and delayed compliance with new or revised accounting standards, as they would apply to the Company. We acknowledge that as of the date of this letter, the Company is not an “emerging growth company”, as such term is defined under the Securities and Exchange Act of 1934, as amended. Further, we intend to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. As a result of this position, we have removed reference to “emerging growth company” status on page 14, page 33 and page 39. Further clarification of our position is supported in our Form 1-A on page 46 under the heading “Relaxed Reporting Requirements”.

Use of Proceeds, page 41

3.	Please indicate whether the company intends to use any of the proceeds from this offering to compensate the officers or directors of the company. Refer to Item 6 instruction 2 on Form 1-A.

Response:	Please be advised our Offering Statement on Form 1-A has been amended and revised (Amendment No. 2) to disclose what portions of the proceeds from this offering will be used to compensate the officers or directors of the Company. We have provided a footnote to the “SG&A Expenses and Working Capital” column under the Use of Proceed section that discloses that up to $1,250,000 will be used to compensate executive officers and directors of the Company during 2017, pursuant to employment agreements with such persons.

Dilution, page 41

4.	You disclose on page 44 that you are planning to conduct an offering of common stock pursuant to Regulation D or Regulation S prior to the qualification of this Offering Statement. In this regard, we note the Form D filed December 5, 2016 for a maximum issuance of $16 million in equity. Please revise your dilution disclosure to consider the impact of this offering.

Response:	Please be advised our Offering Statement on Form 1-A has been amended and revised (Amendment No. 2). As of the date of this letter, the Company private placement offering under Rule 506(c) of Regulation D (set forth under the aforementioned Form D filing submitted on December 5, 2016) for a maximum issuance of $16 million in equity has been terminated by the Board of Directors of the Company as of January 17, 2017. As a result the 506(c) offering is longer a validly existing offering of the Company. In December 2016 and January 2017, the Company approved a Rule 506(b) offering under Regulation D under what has been referred to in the Offering Circular as “Simple Agreement for Future Equity” or SAFE offering- please see “Our Concurrent and Recent Financing Activities” on page 9 for further information. As a result of the foregoing SAFE offering our dilution disclosure has been revised to reflect both (a) the termination of the 506(c) offering and (b) the SAFE offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, Capital Resources and Plan of Operations, page 44

5.	Please revise to disclose the amount of cash and cash equivalents as of your most recent balance sheet date. Also, revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering.

Response:	Please be advised our Offering Statement on Form 1-A has been amended and revised (Amendment No. 2) to disclose the amount of cash and cash equivalents as of our most recent balance sheet date, and to disclose the minimum period of time that the Company will be able to conduct planned operations using only currently available capital resources without regard to the proceeds we expect to receive from this offering.

Our Business, page 47

6.	In the first full risk factor on page 13 you state that you must bring YayYo! to market “on schedule.” You also disclose in the last risk factor on page 16 that you do not expect it to be “commercially available for an extended period of time.” Please disclose under “Our Business” the expected timing of the steps remaining in development of YayYo!, including when you expect that it will be completed and offered for sale.

Response:	Please be advised our Offering Statement on Form 1-A has been amended and revised (Amendment No. 2) to disclose on page 48 under “Our Business” the expected timing of the steps remaining in the development of YayYo!, including when the Company expects it will be completed and offered to end users.

Executive Compensation, page 56

7.	Please update your executive compensation table to disclose compensation for the fiscal year ended December 31, 2016. Refer to Item 11(a) of Form 1-A.

Response:	Please be advised our Offering Statement on Form 1-A has been amended and revised (Amendment No. 2) to disclose all executive compensation for the fiscal year ended December 31, 2016.

Certain Relationships and Related Party Transactions, page 58

8.	We note that you limit the disclosure of interested transactions to amounts in excess of $120,000. Please also include any interested transactions where the amount involved exceeds one percent of the total assets of the company for the fiscal year ended December 31, 2016. Refer to Item 13(a) of Form 1-A.

Response:	Please be advised our Offering Statement on Form 1-A has been amended and revised (Amendment No. 2) to include any interested transactions where the amount involved exceeds one percent (1%) of the total assets of the Company for the fiscal year ended December 31, 2016.

Security Ownership of Management and Certain Security Holders, page 58

9.	Please revise the Beneficial Ownership Table or provide a footnote to include the address of each 10% or greater beneficial owners.

Response:	Please be advised our Offering Statement on Form 1-A has been amended and revised (Amendment No. 2) to include the addresses of each ten percent (10%) or greater beneficial owner of the Company.

The Company hereby requests that the Commission provide final approval and qualification of the Form 1-A and related Offering Circular filed with the Commission in the form attached as soon as practicable.

Sincerely,

/s/ Anthony Davis

Anthony Davis

Chief Executive Officer

YayYo, Inc.